12612 West Alameda Parkway
Lakewood, Colorado 80228

May 31, 2012

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  Natural Grocers by Vitamin Cottage, Inc.
  Registration Statement on Form S-1
  Confidential Draft Submission Number 2
  Submitted May 31, 2012
  CIK No. 1547459

Dear Ms. Ransom:

        Set forth below are the responses of Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the "Company," "we," "us" or "our"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated May 22, 2012, with respect to the review of the Company's draft Registration Statement on Form S-1 initially confidentially submitted to the Commission on April 25, 2012, CIK No. 1547459 (the "Registration Statement"). For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

        We have submitted today our first amended draft registration statement in a text searchable PDF file using the Commission's secure website (referred to herein as our "Amendment No. 1").

Confidential Draft Registration Statement on Form S-1

        1.     Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your registration statement to:

  •
  Describe how and when a company may lose emerging growth company status; and

  •
  Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

  Response:

        We have revised the disclosure on pages 28 and 29 of Amendment No. 1 to address this comment.

        2.     Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. In this regard, we note your bracketed statement on the inside cover page of the prospectus that references "Art to Come."

  Response:

        We acknowledge the Staff's comment and have included the artwork to be included on the inside front and back cover pages of the prospectus in Amendment No. 1. Other than the pictures, graphics,

or artwork currently included in Amendment No. 1, we do not plan to include additional pictures, graphics, or artwork in the prospectus.

        3.     We note that you have excluded information that you are not entitled to omit under Rule 430A. Please add this information to your registration statement and note that we will require sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

  Response:

        We have revised Amendment No.1 to include the omitted information, where the information is known as of the date of this letter, other than the information that Rule 430A permits us to omit. We acknowledge that the Staff will need sufficient time to review any future amendment including information required by Rule 430A, which could require us to resolve further comments from the Staff prior to a request for effectiveness.

        4.     Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for your offering.

  Response:

        We acknowledge the Staff's comment and, prior to the effectiveness of the Registration Statement, we will arrange to have FINRA provide the Staff with a copy of the FINRA "no objections" letter or have a representative of FINRA call the Staff to confirm that FINRA has cleared the underwriting arrangements for our offering.

Prospectus Cover Page

        5.     Please delete the reference to "Joint Book-Running Managers." This designation is not required by Item 501 of Regulation S-K, conflicts with plain English principles and is not material to an investment decision. If you wish to continue to use this designation, please limit its use to the underwriting section of the prospectus.

  Response:

        We have revised the cover page of the prospectus contained in Amendment No. 1 to address this comment.

Natural Grocers by Vitamin Cottage, Inc.

Summary Historical Consolidated Financial and Other Data, page 10

Note (3). EBITDA, page 12

        6.     We note your disclosure here and on page 44 that EBITDA provides additional information about your ability to meet future debt services, capital expenditures and working capital requirements and expand your business. As such, it appears that you present EBITDA as a performance and a liquidity measure. Please tell us your consideration of providing a reconciliation of EBITDA to cash provided by operating activities and prominently presenting amounts of cash flows from operating, investing and financing activities for each period presented. Refer to Item 10(e)(1)(i) and Question 102.06 of the Division's Compliance and Disclosure Interpretations: Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

  Response:

        We acknowledge the Staff's comment and advise the Staff that our presentation of EBITDA is intended as a performance measure only, and not as a liquidity measure. In response to the Staff's comment, we have revised Amendment No. 1 on pages 12 and 13 (FN 3), and page 45 (FN 3) to clarify that EBITDA is being presented only as a performance measure by deleting statements that might suggest we are presenting EBITDA as a liquidity measure, including the statement that EBITDA provides additional information about our ability to meet our future debt services, capital expenditures and working capital requirements and expand our business.

Business, page 68

Our Competitive Strengths, page 70

Experienced and committed team with proven track record, page 71

        7.     Please provide us with supplemental data that supports your statements that your store and department managers have long tenures with you and that you have a track record of promoting store management personnel from within. In this regard, you may wish to provide or disclose information about the average length of manager tenure and the percentage of managers promoted from within. If you cannot provide data supporting any of these statements, please either delete the statement or revise the disclosure to clarify that this is your belief and supplementally tell us the basis of your belief. Please make conforming revisions, as necessary, to the prospectus summary.

  Response:

        The Company supplementally infoms the Staff that, as of the date hereof, the Company's personnel employed in the positions of "Store Manager," "Assistant Store Manager" and "Department Manager" have the following average tenures of employment with the Company:

Position	Average Tenure*	Percentage Hired from Within*
Store Manager	over 4 years	71%
Assistant Store Manager	over 3 years	76%
Department Manager	over 3 years	63%

*
Excludes stores open less than 13 months.

        8.     We note your statement that your "executive management team has demonstrated its ability to grow [y]our business, generating cumulative store growth of 81.5% from the beginning of fiscal year 2009 to the end of fiscal year 2011." Please tell us why you have selected this period and why you have not provided information about other periods. In addition, please balance this disclosure, or otherwise place it in context, by providing comparative information about other periods, such that investors can better evaluate whether the 81.5% growth rate is representative of your business and potentially predictive of future growth rates. Please make conforming revisions, as necessary, to the prospectus summary.

  Response:

        The Company notes for the Staff that the period from the beginning of fiscal year 2009 to the end of fiscal year 2011 was selected in order to provide data to match the period for which financial statements have been provided in the Registration Statement. The Company has, however, removed the statement from both the Business Section and the Summary in the prospectus in Amendment No. 1.

Our Growth Strategies, page 72

Improve operating margins, page 73

        9.     Please expand your disclosure in the first paragraph on page 73 to provide a brief description of the "SAP enterprise resource planning system."

  Response:

        We have revised our disclosure on page 83 of Amendment No. 1 to provide a more detailed description of the "SAP enterprise resource planning system." We respectfully advise the Staff that we believe the discussion on page 83 under the caption "Business—Information Technology Systems" is the appropriate section in the Registration Statement to include a more complete description of the SAP enterprise resource planning system.

Executive Compensation, page 90

        10.   Please revise your disclosure to include a description of the material terms and conditions of your employment agreement with your chief financial officer.

  Response:

        We have revised our disclosure on page 97 of Amendment No. 1 to include a description of the material terms and conditions of our employment agreement with our chief financial officer.

Underwriting, page 112

Directed Share Program, page 114

        11.   Please describe for us how your directed share program will work. Also, please provide us with any materials given to potential purchasers of the reserved shares.

  Response:

        We acknowledge the Staff's comment and supplementally advise the Staff that Fidelity Brokerage Services LLC, a Fidelity Investments company ("Fidelity") will be administering the directed share program for us. We will allocate shares to investors, and Fidelity will handle the mechanics for distributing the shares. Fidelity has advised us that the procedures for the directed share program are as follows:

        Names and email addresses of prospective participants in the directed share program are submitted by us to Fidelity. Fidelity will then email prospective participants to inform them that they have been identified as potential directed share participants and that to remain eligible they will need to open a Fidelity account. A link is provided to such prospective participants to open an account online through Fidelity.com. No directed share program materials are sent until a preliminary prospectus containing a price range is available. As soon as a preliminary prospectus containing a price range is available, Fidelity will email, at our direction, a notice to the prospective participants. Such notice includes a link to the Directed Share Program web site, which includes the preliminary prospectus, How to Participate Guide, Answers to Frequently Asked Questions and FINRA Qualification Questions, and provides prospective participants the ability to enter, change, delete and confirm an indication of interest. The written and electronic materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff and, accordingly, comply with the requirements of Rule 134.

        Prospective recipients of reserved shares are determined after reviewing the account application and other responses contained in such documentation. Prospective purchasers are instructed that payment is due only if they are allocated shares and must be received by settlement. In addition, prospective purchasers are not committed to buy shares when they enter their indications of interest. The indication of interest specifically states that entering an indication of interest does not guarantee an allocation of shares and that customers may cancel an indication of interest without penalty at any time before shares are allocated. Purchasers become committed only after the registration statement is declared effective and participants confirm their indications of interest and Fidelity accepts the offer. Shares and money are not transferred until after such confirmation is received.

        The exact number of reserved shares available to prospective purchasers is generally determined prior to, but not later than, the time of the pricing and is a function of (i) the number of prospective purchasers who have indicated an interest, (ii) the limit indicated by the participant, (iii) the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and (iv) the ultimate size of the offering, which is determined at the time of pricing. When the registration statement is declared effective and the offering is priced, we will determine the final allocation of shares among those prospective purchasers who submitted timely and proper indications of interest in participating in the directed share program. Fidelity will then email each such purchaser to request that they confirm their indication of interest based on the purchase price, the number of shares in the offering, the purchaser's continued desire to participate and the number of shares they would like to purchase in the directed share program.

        In order to receive reserved shares, an account must be opened with Fidelity. Participants in the directed share program will not be charged a fee by Fidelity to open an account with Fidelity and/or to buy shares at the initial public offering price.

        We and the underwriters have not yet determined whether all recipients of reserved shares will be required to furnish to the underwriters a lock-up agreement, but we expect that any participant that purchases shares in the program in excess of a to be determined purchase price will be required to sign a 25 day lock-up agreement as discussed in Amendment No. 1. In addition, consistent with FINRA Rule 5131(d)(2)(A), the lock-up agreements signed by our directors and officers will apply to any shares that such individuals purchase in our directed share program.

        In addition, we will supplementally provide the Staff with the materials to be given to prospective purchasers when such materials have been finalized.

Financial Statements, page F-1

        12.   Please update your financial statements to include financial statements for an interim period ending within 135 days of the effective date of the registration statement. Refer to Rule 8-08 of Regulation S-X.

  Response:

        We have revised our disclosure in Amendment No. 1 to include updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

        13.   We note your disclosure on page F-12 that you receive advertising expense reimbursements from vendors, which are accounted for as a reduction of advertising and marketing expense. Please tell us whether your vendors provide other consideration, such as buydowns, slotting fees and rebates and, if so, your accounting policies in regard to such consideration. In addition, please tell us your consideration of disclosing your accounting policies for consideration received from vendors.

  Response:

        The Company respectfully advises the Staff that the Company does not participate in vendor consideration in the form of buydowns or slotting fees. The Company's accounting policies for rebates and consideration received from vendors is included on page F-11 within the accounting policy disclosure for Cost of Goods Sold and Occupancy Costs.

Note 17. Selected Quarterly Financial Data, page F-24

        14.   Please provide earnings per share data for all periods presented. Refer to Item 302 of Regulation S-K.

  Response:

        We have revised our disclosure in Amendment No. 1 to provide earnings per share data for all periods presented on page F-24 in accordance with Item 302 of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-2

        15.   Please submit all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request acceleration of the effective date of your registration statement.

  Response:

        We acknowledge the Staff's comment and will file with our initial filing of the Registration Statement, or by amendment, all other omitted exhibits, including, without limitation, the underwriting agreement and legality opinion. We expect to file all required exhibits in advance of our request for effectiveness to allow the Staff sufficient time to review the exhibits and for us to respond to any comments that may result from the Staff's review.

        16.   Please tell us what consideration you have given to filing your distribution agreement with UNFI as an exhibit to the registration statement. In this regard, we note your disclosure in the prospectus about the significance of this agreement (see, e.g., pages 21 and 78). Please refer to Item 601(b)(10) of Regulation S-K. In addition, please file as an exhibit to your registration statement your employment agreement with your chief financial officer. Please refer to Item 601(b)(10)(iii) of Regulation S-K.

  Response:

        We acknowledge the Staff's comment and will file our employment agreement with our chief financial officer as an exhibit to the Registration Statement in our initial filing or by amendment.

        With respect to our agreement with UNFI (as amended, the "UNFI Agreement"), we acknowledge the Staff's comment and expect to file a copy of the UNFI Agreement that omits commercially sensitive confidential portions pursuant to a request to the Staff for confidential treatment in our initial filing of the Registration Statement or a subsequent amendment. We expect to submit to the Staff our request for confidential treatment with respect to portions of the UNFI Agreement at the time of our initial filing of the Registration Statement or a subsequent amendment.

Undertakings, page II-4

        17.   Please provide the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Please note that these undertakings are applicable to offerings made outside the scope of Rule 415. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

  Response:

        We have revised our disclosure on pages II-5 and II-6 in Amendment No. 1 to provide the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

General

        Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

  Response:

        As of the date of this letter, no written materials exist that the Company or anyone authorized to do so on behalf of the Company have provided or intend to provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors, nor have there been any research reports about the Company that were published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company's offering. The Company undertakes to provide any such materials to the Staff in the event they are created.

*    *    *    *    *    *

        Please direct any questions that you may have with respect to the foregoing or the related Amendment No. 1 to the undersigned at (303) 390-3858 or to Lucy Schlauch Stark of Holland & Hart LLP at (303) 295-8493.

Very truly yours,
Natural Grocers by Vitamin Cottage, Inc.
By:	/s/ SANDRA BUFFA Sandra Buffa Chief Financial Officer

Enclosures

cc:
Ta Tanisha Meadows, Securities and Exchange Commission
William Thompson, Securities and Exchange Commission
Chris Chase, Securities and Exchange Commission
Dieter King, Securities and Exchange Commission
Kemper Isely, Natural Grocers by Vitamin Cottage, Inc.
Lucy Schlauch Stark, Holland & Hart LLP
Keith M. Townsend, King & Spalding LLP